REPRINTED FROM MARCH 4, 2013

THE WALL STREET

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Connecting Market Leaders with Investors

A Consistent Bottom-Up Investing Strategy in Temporarily Undervalued Stocks

JAMES H. ENGLAND JR., CFA, is the Lead Manager of the Meridian Value Fund. He joined Aster Investment Management, Inc., in August 2001. Mr. England’s formal education includes an undergraduate degree in commerce from McGill University and a master’s degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. England is also a CFA charterholder. Mr. England worked for three years at The Seidler Companies Inc., a Los Angeles-based regional brokerage firm, initially as a Research Associate and then as an Analyst covering the consumer and retail sectors. While pursuing his master’s degree, Mr. England worked in the equity sales and trading department at Goldman, Sachs & Co. in New York. Following business school and immediately prior to joining Aster Investment Management, Inc., Mr. England spent two years at TD Securities as an Equity Derivatives Trader.

SECTOR — GENERAL INVESTING

TWST: What is the background of Aster Investment Management?

Mr. England: The firm was founded over 25 years ago by Rick Aster. He launched the Meridian Growth Fund in 1984, the Meridian Value Fund in 1994 and the Meridian Equity Income Fund in 2005. Among the three funds, there are a little under $3 billion in assets under management.

TWST: What is your role at Aster?

Mr. England: I’m the Lead Manager on the Value Fund and co-manage our Growth and Equity Income Funds. The Value Fund is my primary focus. That fund has $700 million in assets and has been around for almost 20 years. The Value Fund ranks in the fourth percentile of our Morningstar performance category for the past 15 years and in the eighth percentile for the past 12 months.

TWST: Your investment philosophy is based on five principles. Can you tell us about those?

Mr. England: The five principles are straightforward. In the long term, stocks will outperform other liquid investments such as bonds. Earnings growth is the most important determinant of stock prices. Valuation must be considered when investing in stocks. Firsthand research is critical to investment performance. Finally, we believe that investors should have at least a three-year time horizon. We apply that investment philosophy across all the funds.

TWST: Talking about the Value Fund, what are the most important factors you consider when weighing investments for the fund?

Mr. England: Our strategy is based on our belief that when good companies experience temporary setbacks, their stocks are often overly punished, which creates an investment opportunity. We run a quantitative screen to find companies that are having declining year-over-year quarterly earnings for several consecutive quarters. This screen generates a list of hundreds of companies at any given time. We look at every company that comes on our list.

First, we weed out companies that we believe will not be able to resume consistent earnings growth. They may be problem companies that we know from previous experience, or companies in an industry experiencing secular decline, or perhaps they have problematic balance sheets. We move on to examine the remaining companies and determine why their earnings are declining.

There are several patterns that we see regularly. The source of the problem could be general economic weakness, or an industry could be experiencing a downturn. For example, currently many gold companies are coming across our screens. Gold prices have stagnated over the past year while production costs have risen, leading to declining earnings. There are also many company-specific problems that we see regularly. Some examples are a difficult acquisition, a change in strategic direction, a missed product cycle, heavy investment in new products or general

MONEY MANAGER INTERVIEW

MONEY MANAGER INTERVIEW — A CONSISTENT BOTTOM-UP INVESTING STRATEGY IN TEMPORARILY UNDERVALUED STOCKS

mismanagement. We research these companies and determine which ones are solving their problems and have the best opportunity to resume earnings growth. If valuation is reasonable, we invest.

TWST: You are bottom-up, but you do watch industries in decline or other industry trends?

Mr. England: Yes. If we see several companies from the same industry coming onto our screen at the same time, that indicates that something is happening in that industry. If we like the industry we will research the companies and find the one, or sometimes more, that we like best. If we believe the industry is in secular decline, we will likely avoid it.

TWST: There are some industries you would not include?

Mr. England: Yes. It comes back to our investment philosophy that earnings growth is the most important determinant of stock prices. We believe this discipline helps us avoid value traps. If an industry is in secular decline, there will be a headwind to earnings growth. For example, many newspaper companies have been on our screen for most of the past 10 years or so. Other investors might see undervalued assets or acquisition potential, and some of these companies might indeed be good investments, but if earnings growth is challenged, they are not a good fit for our strategy, so we avoid them.

TWST: Are there certain areas where you see strong opportunities right now?

Mr. England: There is not one particular sector that jumps out right now. In recent years most companies coming on to our screen were suffering from the economy. Now with the economy improving, but not particularly robust, most of our focus is on company-specific opportunities. That really is our wheelhouse and a key way to differentiate our strategy.

TWST: What are some of the specific companies you like right now and why?

Mr. England: One company that we like is Denny’s (DENN). We invested in mid-2011. Most people are familiar with Denny’s; it is the number one family dining chain in units and number two in revenues in the country. There are roughly 1,700 units and of those almost 90% are franchised. The brand is positioned as a 24-hour diner and is best known for breakfast and late-night dining, with the average check less than $10.

Highlights

James H. England Jr., CFA, is the Lead Manager of the Meridian Value Fund at Aster Investment Management, Inc. Mr. England discusses his investment strategy, which is heavily focused on earnings growth and firsthand research. When researching for his Value Fund, Mr. England looks for investment opportunities in stocks that he believes are overly punished and can resume earnings growth. Companies include: Denny’s Corporation (DENN); eBay (EBAY).

Before we invested, the company had experienced several quarters of declining earnings per share due to rising food costs and lower sales. Sales were hurt by declining traffic. This stemmed from prices that had been ranged too aggressively over the previous few years, inefficient marketing and a lack of investment in their locations. Despite these problems, the company did have some things going for it, such as scale advantages and high brand awareness.

In addition, we saw several potential sources of positive changes happening at the company. There had been several management changes in 2010 and 2011, including a new CEO, new COO and a new Chief Marketing Officer, all with significant experience in the restaurant industry. The CFO had come in a couple years before and led the effort to refranchise company stores and to reduce debt levels. We liked this because the franchise model offers superior margins and better return on capital, and also because we have a preference for a conservative balance sheet. New management implemented a turnaround strategy focused on rebuilding the brand image that had been somewhat neglected for several years under previous managements. This effort includes better marketing, a revamped menu and a remodeling program for the

“We research these companies and determine which ones are solving their problems and have the best opportunity to resume earnings growth.”

TWST: You undertake your own research. What do you mean by that?

Mr. England: We try to meet in person with many of the companies we invest in, either at conferences, road shows or at their location. We are fortunate to be in the San Francisco Bay Area where we have good access to company managements, particularly in technology. If we don’t meet with them, we talk to them on the phone. Management is one of the most difficult things to judge and also one of the most important drivers of a company’s performance, so it helps to meet with as many companies as possible. We will also go through several years of financial reports, listen to the conference calls and produce our own financial models. We do read Street research and talk to analysts, but it is not typically a source of idea generation or a major factor in our investment decisions. restaurants to get them more up to date. Further opportunities could come from building up the lunch and dinner business where Denny’s is currently very underpenetrated compared to breakfast and late night. The company is also pursuing some opportunities for new store development, particularly in international markets and nontraditional domestic locations like airports and college campuses. The results have been gradual improvement and renewed earnings growth in what has been a very tough environment for restaurants.

Earnings growth is aided by use of the company’s strong free cash flow generation to reduce debt and buy back shares. The free cash flow yield currently is over 9%. Denny’s pays no dividend currently, but we think this could be a possibility in the future. We see them continuing to grind out gradual improvement and believe the company could eventually earn over $0.50 a share in normalized earnings from less than $0.30 in 2012. The stock trades at about $5.50, so the valuation is very

MONEY MANAGER INTERVIEW — A CONSISTENT BOTTOM-UP INVESTING STRATEGY IN TEMPORARILY UNDERVALUED STOCKS

reasonable on normalized earnings in addition to the attractive free cash flow yield. One thing we’re conscious of is the potential for the recent increase in the payroll tax to affect the entire restaurant industry in the near term. Beyond that, we believe that Denny’s can continue rebuild the brand and drive years of earnings growth.

1-Year Daily Chart of Denny’s Corporation

DENN Daily - 2/28/13

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TWST: Can you give us another name?

Mr. England: A name we believe is a good example of our strategy, partially because everyone knows it, is eBay (EBAY). eBay combines a leading e-commerce Web site with PayPal, which is the leading online payment network. We invested in 2010 and continue to hold the position. At the time of the investment, the company had experienced declining earnings per share due to underperformance in their e-commerce business. The auction market was maturing, and the company was having difficulty getting traction in fixed-price sales. At the time, the perception in the market was that there was no growth left in the auction model and that companies like Amazon (AMZN) were winning the competition in fixed-price sales, resulting in continued e-commerce market share losses for eBay. PayPal was seen as high growth, but at significant risk from competition from rival payment networks that were starting up at Google (GOOG) and Amazon as well as the banks and traditional credit card companies.

Through our research, we believed that they had a credible plan to turn around the e-commerce business. Essentially, eBay fundamentally changed the way they managed the marketplace business. Before, they simply provided the technology platform and opened it to a collection of sellers; the company did little to enhance the user experience. There were also problems with customer service. New management came in and implemented a strategy to use technology to identify what seller behavior is most appealing to buyers and to use this information to improve the buying experience. They also improved customer service by more aggressively eliminating poor sellers and investing in better service such as more live agents and a buyer protection plan, so they transformed from a system where they basically let the sellers do what they wanted to a strategy of using the immense amounts of data that the Web site generated to improve the user experience.

It made sense to us, and so we invested. That has worked out well with sales improving and new user growth reaccelerating. The company is also having success in mobile e-commerce.

PayPal has continued to grow strongly and now is starting to penetrate offline retail through deals with stores such as Home Depot (HD). The result of all this is that annual earnings per share grew from $1.73 in 2010 to projected earnings per share of $2.72 this year. In addition, the price-to-earnings multiple has expanded from 13 times when we invested to 20 times currently. We continue to hold the stock.

TWST: How often do you re-evaluate holdings, and what makes you sell or change a holding?

Mr. England: Our target is usually to own something for at least a year and a half. We try and invest a couple quarters before the earnings turn takes place and then hold the stock through that first year. Companies are usually out of favor when we’re looking at them, so we find that often there are outsized returns during that first year of the earnings turn as the market recognizes the improved earnings prospects and sentiment changes.

1-Year Daily Chart of eBay

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We have no hard sell rule. Ideally, if the earnings turn plays out as expected, we will hold the stock until either we believe its valuation puts it at risk, or it simply no longer fits our strategy, and we have better opportunities that are earlier in the turn process. We will hold a stock beyond the turn process if we feel there is significant upside. Some of our strongest performers last year had been in the portfolio for a few years. Another reason for selling a stock is that either the problems driving the earnings decline are not solved, or new problems crop up. We do not necessarily have a quick trigger finger, but we are not going to grind something out if it looks like our thesis was wrong. We are much more likely to average up as a positive turn takes place as opposed to doubling down if one of our investments isn’t working out.

TWST: Financials have certainly been out of favor. Do you hold financials right now?

Mr. England: We are underweight financials right now and have been for several years. At first, it was because we didn’t like the industry. We went significantly underweight in 2007, and we just haven’t gone back in a meaningful way. Financials, especially banks, can be hard to differentiate. Right now, many are having the same problem — low loan growth and compressing net interest margins. We haven’t been able to find more than a few investments in the sector that we really like for our strategy, so yes, I agree with you, it is an out-of-favor scenario and at some point there should be some good opportunity.

MONEY MANAGER INTERVIEW — A CONSISTENT BOTTOM-UP INVESTING STRATEGY IN TEMPORARILY UNDERVALUED STOCKS

TWST: You put a lot of effort in the initial due diligence process for selecting stocks, but how do you manage risk once you have selected a portfolio?

Mr. England: We will do a fairly in-depth review every quarter when a company reports earnings. In the meantime, we’ll take any opportunity to meet with our portfolio companies or call them if an issue arises that we would like more clarity on. We stay on top of our companies pretty closely, more so if they are problematic and when they are earlier in the turn. But even if we are fairly comfortable with the position, we will still revisit at least quarterly.

whether they are in favor or not. That provides us with our edge. The Value Fund only looks at companies that are having, hopefully, temporary declines in earnings. The Growth Fund only looks at industry leaders or leaders within niches that have above-average growth prospects, good returns on capital and solid management, and we will monitor those until we can buy them at the right valuation.

We don’t stray from either of those strategies. People often have a hard time putting us into the various investment boxes. Our Growth Fund is somewhat value-oriented and our Value Fund is somewhat growth-oriented. There have been times where

“We are much more likely to average up as a positive turn takes place as opposed to doubling down if one of our investments isn’t working out.”

TWST: Tell us about your background.

Mr. England: I’ve been working here since 2001. I started as an Analyst on the Meridian Value Fund, took over as a Co-Manager in 2004, and I’ve been the Co-Manager or Lead Manager ever since. I originally started in the business in 1994, a year or so after I got out of college. I began at a small firm in Los Angeles called The Seidler Companies. They are no longer around, unfortunately. It was a boutique brokerage firm, and I worked as an Associate to the Retail Analyst. After about a year, that Analyst left the firm, and I took over as the Analyst covering consumer and retail companies. I left Seidler in 1997 and returned to Canada, where I am from originally, and got my master’s in business administration at the University of Western Ontario. Following graduation, I traded derivatives for a couple of years at TD Securities in Toronto before returning to investment research and moving down here in 2001.

TWST: In your opinion, what do you think differentiates Aster from your competition?

Mr. England: What really differentiates us is that our strategies are somewhat unique and we stick to them regardless of

Morningstar has them both in the same category. We don’t worry about investment boxes; we stick to the strategies that we believe in and have seen work consistently over the years. Everyone on the research team here has had at least six years at the firm. When people come here, they tend to either not last long at all or stay for a long time. Staying requires a belief in our strategies and the patience to stick with them even when they fall out of favor. Over the long term, the results speak for themselves.

TWST: Thank you. (LMR)

JAMES H. ENGLAND JR., CFA Lead Manager Aster Investment Management, Inc.

60 E Sir Francis Drake Blvd.

Larkspur, CA 94939 (415) 461-8770 www.meridianfund.com

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